Mail Stop 3561

February 25, 2010

Margret Wessels, President
FitwayVitamins, Inc.
112 North Curry Street
Carson City, Nevada 89703

      Re: FitwayVitamins, Inc.
               Registration Statement on Form S-1
               Filed January 29, 2010
               File No. 333-164577

Dear Ms. Wessels:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Rule 419 of Regulation C, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In this regard, in discussing the definition of a blank check company in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of

Rule 419." See Release No. 33-6932. Your disclosure indicates that you are a development stage company that "intends to create the ideal line of Vitamins, protein powder, nutritional bars and sliming aids for the general public." However, we note that you have a limited operating history, no customers, no revenues, and it appears that you have not yet implemented any aspect of your business model. To date, it seems as if you have taken few substantive steps in furtherance of a business plan.

In this regard, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

2. On page six under the heading "Summary of the Offering by the Company," you state that you will offer the common stock you are registering in this offering at $0.03 per share "for the duration of the offering." However, in your Plan of Distribution section you state that you will offer the common stock you are registering in this offering at $0.03 per share "until [y]our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." Also, you state in the Plan of Distribution section that you may sell shares "either at an offering price that is fixed or that may vary from transaction to transaction depending upon the time of sale." Please revise the disclosure throughout your document to state clearly and consistently whether you plan to offer the shares at $0.03 per share for the duration of the offering or until your shares are quoted on the OTC Bulletin Board. Further, please include this disclosure in the second paragraph of the outside front cover page of the prospectus where you state currently that the price of your common stock in this offering will be $0.03 per share.

Front Cover Page of the Registration Statement

3. Please check or otherwise mark the box on this page indicating that the securities being registered on this Form are to be offered on a delayed on continuous basis pursuant to Rule 415 under the Securities Act of 1933 or tell us why it is not appropriate for you to do so.

Outside Front Cover Page of the Prospectus, page 3

4. We note that your auditor has expressed substantial doubt as to your ability to continue as a going concern. Please disclose this fact on the outside front cover of your prospectus.

5. We note your statement that there has been no public trading market for your common stock and that your common stock is not traded on any market or securities exchange. Also, please disclose that the securities being registered in this offering

may be illiquid because they are not listed on any exchange or quoted on the OTC Bulletin Board and no market for these securities may develop. See Item 501(b)(4) of Regulation S-K.

Summary Information, page 6

6. The summary should provide a brief overview of you and the key aspects of the offering in a balanced manner. In this regard, please revise your Summary Information section to address the following examples, but note that these are examples only and not an exhaustive list of the revisions you should make:

- Please better clarify the current status of your business, rather than what you intend your business to do and receive, that you have suffered operating losses since inception, and that you have yet to implement your business model.

- Please remove from the summary and elsewhere in the forepart of your document all defined terms, including the parenthetical in the second paragraph of this section.

- Please disclose that after the offering, Margret Wessels will continue to own the majority of your registered shares, allowing her to control you.

- Please state near the beginning of this section that your auditor has issued you a going concern opinion and, therefore, expressed substantial doubt as to your ability to continue as a going concern.

Summary of the Offering by the Company, page 6

7. You state that your offering will be open 90 days after this registration statement becomes effective and that you may extend the offering at your discretion for an additional 90 days. Please also include this information in the third-to-last paragraph on page three and in your Plan of Distribution section. Also, please revise the disclosure in your Plan of Distribution section to discuss under what conditions you would extend the offering for an additional 90 days and whether you may extend the offering beyond that period as well.

Summary of Financial Information, page 7

8. Please revise the amount shown for your net loss per share, which currently reads "N/A" so that the amount of such net loss per share agrees with the amount presented in your financial statements.

9. Please provide a capitalization table, appropriately captioned, showing your capitalization before and after the offering.

Risk Factors, page 8

10. We note your statement in the introductory paragraph that you consider the risks in this section "to be the most significant material risks to an investor regarding this offering." Please revise this sentence to state that you have included all the material risks in this section, if true. If not true, please revise this section to include all material risks.

11. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See Item 503(c) of Regulation S-K and SEC Release No. 33-7497. In this regard, please revise your risk factors by addressing the following:

   • Some of your risk factor subcaptions do not clearly and concisely describe the risk associated with it in the narrative discussion of the risk factor, including the first full risk factor on page 13, the third risk factor on page 14, and all the risk factors following the heading "Risks Related to Investing in our Business."

   • Also, some of your risk factor narrative discussions do not clearly and concisely convey the actual risk, including the third full risk factor on page 10, the last risk factor on page 11, and the last risk factor on page 15.

   • Some of your risk factors should be separated into multiple risk factors, including the first risk factor under the heading "Risks Related to this Offering" and the fourth risk factor on page 12.

   • The risk factor under the subcaption "The company may be unable to manage its future growth" states that you expect to experience continuous growth. Given your size and operating history, this expectation appears premature. Therefore, please remove this risk factor or explain the basis for this belief.

Use of Proceeds, page 15

12. Please disclose in the paragraph immediately preceding your table that the offering is being conducted on a "best-efforts" basis, the offering scenarios presented are for illustrative purposes only, and the actual amount of proceeds, if any, may differ.

Determination of Offering Price, page 16

13. We note that, because there is no established public market for your shares, you have
    arbitrarily determined the price of your shares in this offering. Please describe the
    various factors you considered in determining this price. See Item 505(a) of
    Regulation S-K.

Dilution, page 16

14. Please round all per share amounts presented in the dilution table to the nearest whole
    cent.

15. Please revise your disclosures under each offering scenario to include the number of
    shares issued, the anticipated net offering proceeds, the post-offering net tangible
    book value and related per share amount, and the increase in net tangible book value
    per share attributable to new investors.

16. We note your presentation, which shows the numbers and percentages of shares held
    and the relative contributions of capital attributable to purchasers in this offering
    under each of the various offering scenarios. Please revise the format of your
    presentation to provide in a comparative form, for each offering scenario, the
    numbers and percentages of shares held and the dollar amounts and percentages of
    contributed capital attributable to the existing shareholders and the purchasers in this
    offering. See Item 506 of Regulation S-K.

Plan of Distribution, page 17

17. We note your statement in the first paragraph of this section that you are registering
    4 million shares of your common stock in this offering "for possible resale."
    Registering shares in a transaction for "resale" generally means that you are
    registering shares on behalf of shareholders who will be selling their own shares in
    the offering. However, based on the disclosure throughout the rest of your document,
    it appears that you are registering the 4 million shares of common stock for you to sell
    directly. If true, please remove the phrase "for possible resale" from this paragraph.
    If not true, please explain to us in greater detail the transaction you are registering.

18. You state that the shares being registered in this offering will be sold directly by you
    and subject to your discretion. Also, we note on page seven that your president and
    sole director will sell the common stock upon effectiveness of your registration
    statement. If true, please state in your Plan of Distribution section that Margret
    Wessels, your sole officer and director, will be selling the shares in this offering on
    your behalf and disclose any exemptions she will use to do so, such as Rule 3a4-1
    under the Exchange Act, and how she qualifies for the exemption.

19. In this section, please discuss or reference the "penny stock" restrictions on your shares as you have in your Risk Factors section on page 10.

Description of Securities, page 17

Anti-Takeover Provisions, page 18

20. You state that there are no anti-takeover provisions that have the affect of delaying or preventing a change in your control because you will have no Nevada shareholders and you have no business in Nevada. However, you are incorporated in Nevada and your business office is in Nevada, so please tell us, with a view to disclosure, how that jurisdiction's anti-takeover provisions are not applicable to you.

Description of Business, page 19

Business Development, page 19

21. You state in the fourth paragraph that you have "no plans to change [your] business activities or to combine with another business and [you are] not aware of any circumstances or event that might cause this plan to change." However, on page 29, you state that you will be dependent on the raising of additional capital through placement of your common stock to implement your business plan, "or merge with an operating company." Please revise or advise.

22. Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations. To the extent that you discuss future services, please provide the status of development and indicate the timeframe for which you anticipate offering these services and the basis of your conclusions. Further, please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses. See Item 101(c)(1) of Regulation S-K. Please address the following examples, but note that these are examples only and not an exhaustive list of the revisions you should make:

- Please clarify the steps you have taken already, if any, to initiate your operations and the costs of these steps to you. In this regard, we note the risk factor on page 13 in which you state that you already have one supplier of your products, African Dynamics Group. Please discuss in greater detail your contacts, negotiations, and agreements with this supplier. Please disclose any additional steps you have taken to further your operations.

- Also, given that you have a supplier of your products, please tell us why you state in the third paragraph of this section that you have not yet implemented your business model and why you state on page 20 that you will obtain your products form Twin Laboratories, Inc. and Natrol, Inc.

- Please discuss in greater detail the steps you intend to take to conduct your operations and the costs for each step. In this regard, in your Plan of Operation section, you describe a timeline for generating income in 360 days. Please discuss or reference this timeline in your Description of Business section. Also, please disclose the basis for the amount of time you believe you will need for each step in that timeline and disclose the costs necessary to complete each step. For example, please discuss why you believe you will be able to raise sufficient capital, receive samples of your products from manufacturers in South Africa and later China and India, test those samples, finish your product containers and labels, and develop your website within 120 days of the effectiveness of your registration statement.

- In your disclosure, please address how you plan to accomplish all of the steps in your timeline with your sole officer and director dedicating only 10 to 15 hours per week to your operations and having what appears to be no prior experience in the supply, manufacture, or distribution of vitamins or in the development of websites. Also, if material, please provide risk factor disclosure regarding Margret Wessels' lack of relevant business experience.

- We note your statement under the heading "Regulatory Matters" that you are subject to the laws and regulations of those jurisdictions in which you plan to sell your product. Also, we note your statement on page 18 that you do not do business in Nevada directly or through an affiliate corporation and you do not intend to do so. Please disclose the jurisdictions in which you will do business and the reasons that you will not do business in certain jurisdictions, such as Nevada.

We may have further comment upon reading your response and revisions.

Market Opportunity, page 19

Industry, page 19

23. In this section, we note that you include many factual statements but you have not always indicated whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If the statements are based upon management's belief, please indicate that and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please disclose the source or sources and provide these documents to us appropriately marked and dated. For example, please provide us with the sources you reference from the Nutrition Business Journal and Mindbranch. As another example, please

provide the basis for your belief that the primary trend driving the growth in the vitamin and nutritional supplements industry is the aging United States population.

24. In the third paragraph, you state that you "believe [y]our sports nutrition offering emphasizes products such as protein powders which will appeal to [y]our customers' emphasis on health and wellness rather than products taken in conjunction with a body building regimen." Please revise this statement to clarify that you currently have no sports nutrition offering or other products of any kind. Also, please provide the basis for this belief.

Description of Our Products, page 19

25. Please revise the disclosure here and throughout your document to discuss your products without relying on the use of jargon or otherwise provide context for these terms so a reader not familiar with your industry can understand their use. We note, for example, descriptions and phrases, such as "Whey Isolate," "Cla infused," and "Superior Amino Acid profile."

Competitive Advantages, page 20

26. Please balance your disclosure in this section regarding your competitive advantages with a discussion of your principal competitive challenges or risks you face.

Marketing, page 20

27. We note your discussion on the three stages of your marketing strategy. Please explain how this strategy fits into the 360-day timeline in your Plan of Operation section. Also, please discuss the costs to implement each stage of this marketing strategy.

Regulatory Matters, page 21

28. You state that you are unaware of and do not anticipate having to expend significant resources to comply with any governmental regulations of the vitamin and nutritional supplement industry and you state that the development and operation of your business is not subject to special regulatory or supervisory requirements. Please tell us, and disclose if material, whether you would be subject to any regulations of the United States Food and Drug Administration or similar agency. See Items 101(h)(4)(viii) and 101(h)(4)(viii) of Regulation S-K.

Available Information, page 21

29. Please revise the first sentence of the second paragraph of this section to state that upon effectiveness of this registration statement, you will be subject to our reporting requirements.

Financial Statements, page 22

Balance Sheet, page 25

30. Please revise the caption "Deficit accumulated during the exploration stage" to read "Deficit accumulated during the development stage" as it does not appear that you are involved in mining, oil and gas, or other exploration activities.

Notes to the Financial Statements, page 29

Note 4. Income Taxes, page 31

31. You disclose that management determined it was more likely than not that your deferred tax assets would be realized as of your fiscal year-end. Please revise your disclosure to indicate, if true, that you determined the deferred tax assets would not be realized.

Management's Discussion and Analysis of Financial Condition, page 33

Plan of Operation, page 33

32. Please revise your plan of operation discussion to clearly identify your proposed business and products. Your discussion should explain your plan in sufficient detail so that your prospective investors have an opportunity to view your business and your proposed plan of operation through the eyes of management. The discussion should include how you plan to earn revenues and how you expect to develop and market your products. Your plan of operation should specifically address the stage of development of your business and should include information about when you expect to have products available for sale, when you expect your website to go into service, and when you expect to begin generating revenues. Your discussion should address the anticipated costs of sourcing, testing, and packaging products along with the anticipated costs to develop your website. To the extent that your plans would be aborted or curtailed under offering scenarios of less than 100%, please provide detailed disclosures regarding how you plan to proceed under those alternative offering scenarios.

33. You disclose that you "expect that sufficient income will be generated within 300 days following the closing of this offering" and that you anticipate that, at 360 days

following the offering, you "should be generating enough income to market [y]our products on TV." Considering this is a best efforts offering which may result in the cessation of operations if no or minimal offering proceeds are received, please revise these income projections to align with the offering scenarios presented elsewhere in your filing. Also, please tell us and disclose how you define "sufficient income" and "enough income" and clearly indicate if you expect sufficient income under all or just some of the offering scenarios. We further note your disclosure on page 34 that you believe you will generate sales within the next twelve months "if subsequent private placements are successful." Since your statement on page 34 implies you will not recognize sales if subsequent private placements are not successful, it appears the achievement of "sufficient income" would also be based on the success of subsequent private placements. Please explain these apparent inconsistencies or revise your disclosure to clearly disclose that your sufficient income claim is contingent on subsequent successful private offerings.

Capital Resources and Liquidity, page 33

34. Because your offering is being conducted on a "best-efforts" basis, you should discuss your plans to satisfy your liquidity needs over at least the next 12 months under at least the offering scenarios discussed elsewhere in your filing. For example, please revise you disclosure to address how you intend to satisfy your liquidity needs over at least the next 12 months under at least the 25%, 50%, 75%, and/or 100% offering levels. If you anticipate that offering proceeds of less than 100% will not be sufficient to fund operations for at least the next 12 months, please discuss how management intends to finance operations.

Directors and Executive Officers, page 34

Business Experience, page 35

35. You state that Margret Wessels retired in September 2004. However, in a risk factor on page 12, you state that Ms. Wessels "has other business interests and currently devotes approximately 10-15 hours per week to [y]our operations." Please disclose these business interests and all other business experience of hers during the past five years, if any, without any gaps or ambiguities, including whether she had any principal occupations and employment, the name and principal business of any corporation or other business association, and whether any of the corporations or business associations are your parent, subsidiary, or other affiliate. See Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 37

36. Please state in a footnote to the table, the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights,

conversion privileges, or similar obligations. Please state if there are none of these arrangements. See Instruction 1 to Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 38

37. Please disclose whether the terms of your stock transaction with Margret Wessels were comparable to terms you could have obtained in an arms-length transaction with an unaffiliated third party. If not, please discuss the how the terms in the related party transaction would be different if it was conducted in an arms-length transaction with an unaffiliated third party.

Part II – Information Not Required in the Prospectus, page 39

Recent Sales of Unregistered Securities, page 39

38. Regarding the sale of 10 million shares of common stock to Margret Wessels for $10,000 on October 7, 2009, please disclose the exemption from registration you claimed for the sale and the facts you relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Exhibits and Financial Statement Schedules, page 40

39. In your Exhibit table and in the disclosure under the heading "Description of Exhibits," please include an additional Exhibit 23, with the appropriate subparts as you have done for Exhibit 3(i) and Exhibit 3(ii). Exhibit 23(i) should be labeled and described as your auditor's consent. Exhibit 23(ii) should be labeled and described as counsel's consent with a parenthetical phrase indicating that counsel's consent is located in the legal opinion filed as Exhibit 5 to the registration statement. See Item 601(b)(23)(i) of Regulation S-K.

Undertakings, page 41

40. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking included in Items 512(a)(5)(ii) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include that undertaking.

Exhibits

41. Please file your subscription agreement as an exhibit to your document or tell us why it is not appropriate for you to do so.

Exhibit 5

42. Please have counsel revise the opinion to reference the correct date upon which the registration statement was filed, which would be January 29, 2010. Also, following this date, please have counsel include the dates of any and all subsequent amendments to the registration statement or the phrase "as amended" to be certain that the legal opinion covers the initial registration statement and all subsequent amendments to that registration statement.

43. Please have counsel refer to Regulation S-K instead of Regulation S-B, which is no longer in effect, and to refer to this opinion as Exhibit 5 instead of Exhibit 5.1 because you refer to the legal opinion as Exhibit 5 in the registration statement.

44. The reference to "the corporate law of the State of Nevada" in paragraph four of the opinion should include all applicable statutory provisions of law and the reported judicial decisions interpreting these laws in effect as of the date of effectiveness. Please have counsel revise the opinion in this manner, or have counsel confirm this understanding for us in writing and file the writing as correspondence on the EDGAR system, as it will be a part of the Commission's official file regarding this registration statement.

45. Counsel states that, in giving the opinion, she has relied upon certificates of incumbency and certificates of your officers. It appears that reliance on these certificates may be overly broad in scope. Please have counsel explain to us for what reasons she relied on these certificates and why this reliance is appropriate. Alternatively, please have counsel revise the opinion to remove this sentence.

* * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Diane D. Dalmy, Esq.
        Via Facsimile